NEWS RELEASE	FOR IMMEDIATE RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA
OR THROUGH U.S. NEWSWIRE SERVICES

XTRA-GOLD ANNOUNCES COMPLETION OF $1,639,650 NON-
BROKERED PRIVATE PLACEMENT AND OTHER CORPORATE UPDATES

TORONTO, ONTARIO – December 21, 2012 – XTRA-GOLD RESOURCES CORP. (“Xtra-Gold” or the “Company”) – TSX: “XTG”; OTCBB: “XTGR” announces the completion of the non-brokered private placement financing announced on December 3, 2012. The Company has sold 1,929,000 Units at $0.85 per Unit for gross proceeds of $1,639,650. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for $1.00 for a period of 24 months from the closing. All securities issued in conjunction with the offering are subject to a hold period, which expires four months after closing.

Proceeds of the financing will be used to accelerate exploration on Zone 5, the Company’s newly discovered high-grade shear zone at its Kibi Project in Ghana, West Africa which was announced in a new release dated November 12, 2012, to fund exploration on the Company’s other mining areas in Ghana and for working capital.

The participation in the private placement by certain “related parties” of the Company, namely certain insiders of the Company constitutes a “related party transaction” as such terms are defined by Multilateral Instrument 61-101 -

Protection of Minority Security Holders in Special Transactions (“MI 61-101”), requiring the Company, in the absence of exemptions, to obtain a formal valuation for, and minority shareholder approval of, the “related party transaction”. The Company is relying on the exemptions from the formal valuation and minority approval requirements of MI 61-101 pursuant to which a formal valuation and minority approval are not required in the event that at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25 per cent of the Company’s market capitalization. The related parties acquired a total of 60,000 Units of the private placement for gross proceeds of $51,000. The participation by each of the related parties in the private placement was approved by directors of the Company who are independent of such related parties.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold in the United States or to U.S. persons except in compliance with the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or pursuant to an exemption therefrom.

Continuation into the British Virgin Islands

The Company is pleased to announce that, further to its news release of November 16, 2012, it has received the approval of the Toronto Stock Exchange (the “TSX”) of a change of the jurisdiction of registration of the Company from Nevada to the British Virgin Islands (the “Continuation”). The Company’s shares will continue to trade on the TSX and the OTCBB under its existing stock symbols, but will commence trading under a new CUSIP number (G9829R 10 3) on December 24, 2012. For more information on the Continuation, please refer to the Company’s management information circular dated October 24, 2012, available under the Company’s profile on www.SEDAR.com.

National Instrument 43-101 Technical Report

Further to the Company’s news release of November 5, 2012, it has filed a National Instrument 43-101 independent technical report dated October 31, 2012 (the “43-101 Report”) on SEDAR which will also be posted on the Company’s website at www.xtragold.com.

About Xtra-Gold Resources Corp.

Xtra-Gold is a gold exploration company with a substantial land position in the Kibi greenstone belt (“Kibi Gold Belt”) located in Ghana, West Africa. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds five (5) Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. Xtra-Gold’s Kibi Project consists of an over 5.5 km long mineralized trend delineated from gold-in-soil anomalies, geophysical interpretations, trenching and drilling along the northwest margin of the Apapam Concession.

Forward-Looking Statements

The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company’s mineral properties, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information

For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone: 416 366-4227
E-mail: info@xtragold.com
Website: www.xtragold.com